Hyatt Hotels Corporation Hyatt Center 71 South Wacker Drive Chicago, IL 60606

Telephone: (312) 750-1234 Fax: (312) 780-5282 www.hyatt.com

November 2, 2009

VIA EDGAR AND FACSIMILE

Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 3010

100 F Street, N.E.

Washington, D.C.    20549

Fax: (202) 772-9209

Attention: Ms. Sonia Gupta Barros

Re:	Hyatt Hotels Corporation
Registration Statement on Form S-1 (Registration No. 333-16108)

Ladies and Gentlemen:

In accordance with Rule 461 of Regulation C under the Securities Act of 1933, as amended, we hereby request acceleration of the effective date of the Registration Statement on Form S-1 (Registration Number 333-16108), as amended (the “Registration Statement”), of Hyatt Hotels Corporation (the “Company”). We respectfully request that the Registration Statement become effective at 3:00 p.m., Eastern time, on November 4, 2009 or as soon as practicable thereafter. Once the Registration Statement has been declared effective, we respectfully request that you orally confirm that event with our counsel, Latham & Watkins LLP, by calling Cathy A. Birkeland at (312) 876-7681.

The Company acknowledges the following:

•

should the Securities and Exchange Commission (the “Commission”) or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the foregoing, please do not hesitate to contact Cathy A. Birkeland of Latham & Watkins LLP at (312) 876-7681 or Michael A. Pucker of Latham & Watkins LLP at (312) 876-6518. Thank you in advance for your consideration.

Very truly yours,

Hyatt Hotels Corporation

/s/ Susan T. Smith
By: Susan T. Smith
Title:	Senior Vice President, General Counsel and Secretary